NORSTRA ENERGY INC.
                                 414 Manor Road
                               Laredo, Texas 78041

                                  June 4, 2012

H. Roger Schwall
Assistant Director
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     Re: Norstra Energy Inc.
         Registration Statement on Form S-1
         Filed April 30, 2012
         File No. 333-181042

Dear Mr. Schwall

     Thank you for your May 25, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Norstra Energy Inc. (the "Company"). The following is in response to your May 25, 2012 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 2 to the Company's Registration Statement.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpsart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

     *    Describe how and when a company may lose emerging growth company status;
     * A brief description of the various exemptions that are available to you such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
     *    Your election under Section 107(b) of the Act:
          * If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
          * If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include similar statement in your critical accounting policy disclosures in MD&A.
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     In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

          We have added disclosure about our status as an emerging growth company and have chosen to irrevocably elect to opt out of the extended transition period.

2. We note reference in your filing to items that do not appear to be relevant to you or your business. In that regard we note your reference at page 13 to your lack of a client base, and your reference to mobile electronic services companies. Similarly, we note your reference at page 20 to insurance held by Freeport Energy and MOXY in connection with your stated belief that you are in compliance with the Oil Pollution Act. We note your reference at page 33 to Wanshan Resources Corp. with respect to the provision of information in connection with this offering. Please advise or revise to clarify how such items apply to you.

          We have revised the registration statement to remove items that were not relevant to the Company or our business.

Description of Property, Page 21

3. You disclose that on February 15, 2012 you entered in to a transaction with Keta Oil and Gas Inc. by which you acquired a working interest in an oil and gas lease. Please clarify when such lease will expire. In that regard, we note your disclosure that the lease is for three years with a commencement date "of original acquisition," but it is not clean when such lease was originally acquired. Please also file the lease as an exhibit to your registration statement.

          We have revised the `Description of Property' section to clarify when the lease will expire. The oil and gas lease assignment has already been filed as Exhibit 10.1.

4. Please clarify the nature of your interest in the lease. In that regard, your disclosure at page 21 that you have acquired a working interest in such lease does not appear to be consistent with your disclosure at page 18 that you have acquired an option on a mineral property.

          The disclosure has been revised remove the inconsistent statement regarding the `option on a mineral property.'

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

5. In the third paragraph of this section you disclose that expenses over the next 12 months will be approximately $60,000, whereas in the tabular disclosure after this paragraph you disclose a total of 85,000. You further

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     reference the $85,000 figure in the first full paragraph on page 25. In light of this discrepancy, please clarify your estimated expenses over the next 12 months.

          The $85,000 figure was submitted as an error regarding legal/audit fees. We have revised the registration statement to provide a consistent calculation of our projected expenses for the next 12 months.

Financial Statements

Balance Sheets, Page F-2

6. Please revise the oil and gas properties line item presented on the face of your balance sheet to separately present capitalized costs of unproved properties that are excluded from capitalized costs being amortized. Refer to Rule 4-10(C)(7)(ii) of Regulation S-X

          RESPONSE: We revised the balance sheet line item caption to separately present unproved properties.

Notes to Financial Statements

General

7. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

          RESPONSE: We revised references to accounting standards to reflect current codification.

Note 2 - Summary of Significant Accounting Policies

J) Oil and Gas Properties, Page F-7

Ceiling Test, Page F-8

8. Please expand your disclosure regarding the limitation on capitalized costs under the full cost method to address the impact of the cost of properties not being amortized and unproven properties included in costs being amortized. Refer to Rule 4-10(C)(4) of Regulation S-X

         RESPONSE: We revised disclosures to address the impact of the cost of properties not being amortized and unproven properties included in costs being amortized.

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Note 6 - Oil and Mineral Leases, Page F-9

9. We note your disclosure stating that acquired a 100% interest and an 80% net revenue interest in an oil and mineral lease in Reno County, Kansas for $15,000 in cash. Please reconcile this statement and any related disclosure throughout your filing with terms of the Assignment of Oil and Gas Leases contract filed as Exhibit 10.1 to your filing which appears to indicate you paid $10 to acquire this property.

          RESPONSE: We revised references in the filing to clarify consideration given for the assignment as $10 plus a $14,990 lease bonus payment. -

Exhibits

10. We note your reference at page 8 to your farm-out agreements. However, we also note that you have not filed any such agreements as exhibits. If you have farm-out agreements, please file them as material contracts. If you do not have such agreements, please revise your filing to remove the reference to such agreements.

          We have revised the registration statement to remove any reference to farm-in agreements being in place at this time.

                                   Sincerely,

                                   Norstra Energy Inc.

                                   /s/ Dallas Kerkenezov
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